Sub-Item 77Q2

Nuveen Virginia Dividend Advantage Municipal
Fund 2
333-71284
811-10523

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section
16(a)
filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation report on behalf of the adviser listed below was filed incorrectly, and on October 18, 2004 was amended, accession number 0001189642-04-000596.

There are no greater than ten-percent
shareholders of the Fund.


ADVISER:

Nuveen Advisory Corp.